December 18, 2015

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncobiologics, Inc.
Draft Registration Statement on Form S-1
Submitted November 16, 2015
CIK No. 0001649989

Ladies and Gentlemen:

On behalf of Oncobiologics, Inc. (“Oncobiologics” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2015 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on November 16, 2015. Concurrently with the submission of this response letter, the Company is submitting a revised Confidential Draft Registration Statement (the “Amended DRS”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended DRS to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended DRS.

Overview, page 1

1.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in your prospectus in order to ensure that lay readers will understand the disclosure. For example, please define each of the following at their first use:

•	mAbs;
•	pharmacokinetic, or PK; and
•	PK bioequivalency criteria.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 1, 2, 60, 73, 80 and 83 of the Amended DRS accordingly.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

2.	Your product pipeline table should highlight your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table. Accordingly, please limit your table to product candidates where you have selected a clone for development.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 1 and 79 of the Amended DRS accordingly.

3.	Please include disclosure in your prospectus summary to state the approved therapeutic use for the referenced product and for which indications you initially intend to seek approval for your product candidates. In addition, please disclose how the product is intended to be delivered (e.g. pill formulation or injection).

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 2-3, 79, 82, and 83-85 of the Amended DRS accordingly.

Risk Associated with Our Business, page 3

4.	Please supplement your list of bullet point risk factors to address the following:
•	that, to your knowledge, there has been only one biosimilar product application approved by the FDA under the 351(k) pathway to date;
•	your reliance and the other material risks relating to your collaboration and licensing agreements; and
•	that you have no issued patents, and the risks associated with any failure to obtain and maintain protection of your own intellectual property.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 4 of the Amended DRS accordingly.

The results of previous clinical trials may not be predictive of future results..., page 18

5.	Please revise this risk factor to identify the indications for which you initially intend to seek approval. If you intend to extrapolate clinical data intended to support a demonstration of biosimilarity in one indication to support approval of your biosimilar candidate in one or more additional indications, please so state, and describe the risks related to such extrapolation.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 19 of the Amended DRS accordingly.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

We currently engage single source suppliers for clinical trial services, page 30

6.	We note this risk factor discusses the risks associated with your multiple source suppliers for fill-finish manufacturing and does not discuss the single source suppliers for clinical trials. In that regard, we refer to your last risk factor on page 28. Please revise your disclosure in this or a separate risk factor to discuss the risks relating to your sole supplier for “specialty-manufactured bags.” In addition, please disclose whether you believe alternate sources of the specialty-manufactured bags are available.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 29 of the Amended DRS accordingly as it erroneously indicated that the Company uses a sole supplier for its specialty-manufactured bags.

If we infringe or are alleged to infringe intellectual property rights..., page 30

7.	Please revise your disclosure to describe briefly the “freedom to operate analyses” in layman’s terms.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 31 of the Amended DRS accordingly.

We may be subject to claims that our employees..., page 33

8.	Please revise your disclosure to state that Genentech, former employer of Dr. Mohan and Dr. Bahrt, developed bevacizumab (Avastin), for which you seek to develop ONS-1045 as a biosimilar, and trastuzumab (Herceptin), for which you seek to develop ONS-1050 as a biosimilar. In addition, please identify any similar circumstances that increase the risk of the claims described in this risk factor.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 34 of the Amended DRS accordingly.

Use of Proceeds, page 52

9.	Please revise your Use of Proceeds to state whether each of the allocated proceeds will allow you to fund your clinical products and the expansion of your facility to completion. If not, please describe how far in the trial process you anticipate the allocated proceeds will allow you to reach for each of your product candidates and the extent of your facility expansion.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 53 of the Amended DRS accordingly.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

10.	Please revise your Use of Proceeds table to separate the amounts to be used to fund research and development activities from the amounts to be used for working capital and general corporate purposes.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 53 of the Amended DRS accordingly.

Collaboration and License Agreements

Huahai — Humira (ONS-3010) and Avastin (ONS-1045), page 61

11.	Please clarify whether the strategic license agreement with Huahai is the same as the co-development and license agreement described here and on page 86. We may have additional comments.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 62 of the Amended DRS.

Collaboration Revenues, page 63

12.	Please revise to quantify, in a tabular format, the components (i.e. upfront fees, milestones, deferred revenues, etc.) of your collaboration revenues for each period presented.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 63 of the Amended DRS accordingly.

Research and Development Expenses, page 64

13.	For each of your key research and development projects, please revise to disclose research and development costs incurred during each period presented and inception to date. For the remainder of projects not considered individually significant, disclose the composition of the total R&D expense for each period presented. If you do not track these costs by project please revise your disclosure to clarify.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 65-66 of the Amended DRS accordingly.

Stock-Based Compensation and PSU Obligation, page 68

14.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof the estimated offering price has not been established.  The Company will provide the Staff the requested information in a supplemental letter when this information is determined.

ONS-3010 – Adalimumab (Humira) Biosimilar, page 77

15.	Please revise your disclosure to explain what “luminescence” is and how it demonstrates potency.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 80 of the Amended DRS accordingly.

16.	Please revise the table of most frequently reported adverse events on page 79 to clarify what you mean by “Preferred Term.”

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 81 of the Amended DRS accordingly.

Our Product Candidate Portfolio, page 77

17.	Please revise your disclosures for each of your clinical trials to state the jurisdiction and the governing body pursuant to which the clinical trials were performed and where you intend to perform your Phase 3 trials. For example, if a clinical trial was conducted in the United States pursuant to an IN D issued from the FDA, please so state and include the date of the IND. In addition, include conforming disclosure in your prospectus summary.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 1-2, 80 and 83 of the Amended DRS accordingly.

Chemistry Manufacturing Controls, or CMC, Status, page 78

18.	We note your disclosure that a novel formulation of similar stability was developed and utilized in the Phase 1 clinical trial. Please revise your disclosure, if applicable, to discuss whether you will be utilizing the same formulation in your Phase 3 trials and, if not, describe whether you believe any such change will affect your Phase 3 trials.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 80 of the Amended DRS accordingly.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

Selexis—Humira (ONS-3010), Avastin (ONS-1045) and Herceptin (ONS-1050), page 82

19.	We refer to your research license agreement, as amended. Please revise your prospectus to describe the material terms of this agreement, including:
•	the initial fee;
•	milestone payments; and
•	aggregate amounts paid to date.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly.

Commercial License Agreements, page 83

20.	We refer to your disclosure of your commercial licensing agreements. For each of the agreements, please revise your prospectus to describe the material terms, including:
•	up-front or execution payments;
•	milestone payments;
•	royalty termination fees; and
•	aggregate amounts paid to date.

In addition, please file these agreements as exhibits in accordance with Item 601 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 86 of the Amended DRS accordingly. The Company also respectfully acknowledges the Staff’s Comment to file these agreements as exhibits and has revised the Exhibit Index of the Amended DRS accordingly. The Company respectfully advises the Staff that it is seeking confidential treatment for such agreements and will submit redacted versions of such agreements, as exhibits, with a subsequent filing.

IPCA — Humira (ONS-3010), Avastin (ONS-1045) and Herceptin (ONS-1050), page 83

21.	We refer to each of your license agreements described on pages 83 and 84. Please revise your prospectus to describe the material terms of each of the agreements, including:
•	up-front or execution payments;
•	milestone payments;
•	royalty rates within 10% (e.g. low teens, twenties, etc.);
•	development payments;
•	commercialization fees; and
•	aggregate amounts received to date.

In addition, please file the agreements as exhibits in accordance with Item 601 of Regulation S-K.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 87 and elsewhere in the Amended DRS to reduce the disclosure regarding its agreements with IPCA (and similarly Liomont and certain of its agreements with Huahai) and ensure that the importance of such agreements to the Company is not overstated. The Company respectfully advises the Staff that it has revised the disclosure on page 87 of the Amended DRS to include the $4.9 million of aggregate payments received to date from IPCA under the various agreements, and has also indicated the royalty rate within 10% of such agreements, each of which were already disclosed on pages 61-62 of the Amended DRS in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, the Company respectfully submits to the Staff that further additional financial terms of these agreements that are not central to the Company’s commercialization strategy, would disclose commercially sensitive information of IPCA, while potentially causing investors to place more importance on the IPCA agreements than is warranted, would not be meaningful to investors.

The Company also respectfully acknowledges the Staff’s Comment to file the IPCA agreements as exhibits. The Company advises the Staff that it does not consider its IPCA agreements to be “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K, and accordingly, such agreements need not be filed as exhibits. The Company advises the Staff that strategic license and development and commercialization agreements with third parties to provide for research, development and potential commercialization of products in a defined territory, such as the IPCA agreements, are of a type that normally accompany its business. Moreover, the Company respectfully advises the Staff that the IPCA agreements are not contracts of the type specified in Regulation S-K Item 601(b)10 (ii)(A)-(D).  As an initial matter, the Company views the agreements with IPCA as immaterial in financial terms.  As disclosed on pages 62 and 87 of the Amended DRS, the Company has received only $4.9 million to date under the IPCA agreements and any future royalties will be based on a mid-single digit rate. Further, such royalties will be based on sales in ex-U.S. markets (India, Sri Lanka, Myanmar, Nepal and Bhutan) that are not essential to the Company’s strategy. As disclosed on page 87 of the Amended DRS, the United States and the EU are expected to be the largest and economically most attractive biosimilar markets. Further, the IPCA agreements are not a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.  Moreover, the Company’s business is not substantially dependent on the IPCA agreements.

For the foregoing reasons, the Company does not consider the IPCA agreements to be material agreements, does not believe that disclosure of all the financial terms of such agreements would be meaningful to investors, does not consider itself to be substantially dependent on such agreements, and does not believe such agreements needs be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

Liomont — Humira (ONS-3010) and Avastin (ONS-1045), page 84

22.	Please revise your prospectus to describe the material terms of your agreement, including:

•	the up-front or execution payment;
•	milestone payments; and
•	royalty rates within 10% (e.g. low teens, twenties, etc.).

In addition, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s Comment and, as noted above in the response to Comment #21, has revised the disclosure on page 87 and elsewhere in the Amended DRS to update the disclosure regarding its agreement with Liomont (and similarly IPCA and certain of its agreements with Huahai) and ensure that the importance of such agreement to the Company is not overstated. The Company respectfully advises the Staff that it has revised the disclosure on page 87 of the Amended DRS to include the $2.0 million of aggregate payments received to date from Liomont under the agreement, and has also indicated the royalty rate the royalty rate within 10% of its immaterial third-party collaboration and licensing agreements, each of which were already disclosed on page 62 of the Amended DRS in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, the Company respectfully submits to the Staff that further additional financial terms of the Liomont agreement, an agreement that is not central to the Company’s commercialization strategy, would disclose commercially sensitive information of Liomont, while potentially causing investors to place more importance on the Liomont agreement than is warranted, would not be meaningful to investors.

The Company also respectfully acknowledges the Staff’s Comment to file the Liomont agreement as an exhibit. The Company advises the Staff that it does not consider the Liomont agreement to be a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K, and accordingly, such agreement need not be filed as an exhibit. The Company advises the Staff that strategic license and development and commercialization agreements with third parties to provide for research, development and potential commercialization of products in a defined territory, such as the Liomont agreement, are of a type that normally accompany its business. Moreover, the Company respectfully advises the Staff that the Liomont agreement is not a contract of the type specified in Regulation S-K Item 601(b)10 (ii)(A)-(D).  As an initial matter, the Company views the agreement with Liomont as immaterial in financial terms.  As disclosed on pages 62 and 87 of the Amended DRS, the Company has received only $2.0 million to date under the Liomont agreement and any future royalties will be based on a low teens rate. Further, such royalties will be based on sales in an ex-U.S. market (Mexico) that is not essential to the

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

Company’s strategy. As disclosed on page 87 of the Amended DRS, the United States and the EU are expected to be the largest and economically most attractive biosimilar markets. Further, the Liomont agreement is not a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.  Moreover, the Company’s business is not substantially dependent on the Liomont agreement.

For the foregoing reasons, the Company does not consider the Liomont agreement to be a material agreement, does not believe that disclosure of all the financial terms of such agreement would be meaningful to investors, does not consider itself to be substantially dependent on such agreement, and does not believe such agreement needs be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Huahai—Humira (ONS-3010) and Avastin (ONS-1045)

Co-Development and License Agreement... page 86

23.	Please revise your prospectus to describe the material terms of the license agreement, including:
•	the up-front or execution payment; and
•	milestone payments.

In addition, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s Comment and, as noted above in the response to Comment #21, has revised the disclosure on page 87 and elsewhere in the Amended DRS to update the disclosure regarding its co-development and license agreement with Huahai (and similarly IPCA and Liomont) and ensure that the importance of such co-development and licensing agreement to the Company is not overstated. The Company respectfully advises the Staff that it has revised the disclosure on page 87 of the Amended DRS to segregate the $6.0 million of aggregate payments received to date from Huahai under the co-development and license agreement from the $10.0 million of aggregate payments received to date from Huahai under the joint participation agreements. However, the Company respectfully submits to the Staff that further additional financial terms of the Huahai co-development and license agreement, an agreement that is not central to the Company’s commercialization strategy, would disclose commercially sensitive information of Huahai, while potentially causing investors to place more importance on the Huahai co-development and license agreement than is warranted, would not be meaningful to investors.

The Company also respectfully acknowledges the Staff’s Comment to file the Huahai co-development and license agreement as an exhibit. The Company advises the Staff that, unlike its joint participation agreement with Huahai, which was to establish a joint venture and which provides for the payment of material consideration to exercise the option to terminate such agreement, the Company does

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

not consider the Huahai co-development and license agreement to be a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K, and accordingly, such agreement need not be filed as an exhibit. The Company advises the Staff that strategic license and development and commercialization agreements with third parties to provide for research, development and potential commercialization of products in a defined territory, such as the Huahai co-development and license agreement, are of a type that normally accompany its business. Moreover, the Company respectfully advises the Staff that the Huahai co-development and license agreement is not a contract of the type specified in Regulation S-K Item 601(b)10 (ii)(A)-(D).  As an initial matter, the Company views the Huahai co-development and license agreement as immaterial in financial terms.  As disclosed on page 87 of the Amended DRS, the Company has received only $6.0 million to date under the Huahai co-development and license agreement. As disclosed on page 87 of the Amended DRS, the United States and the EU are expected to be the largest and economically most attractive biosimilar markets. Further, the Huahai co-development and license agreement is not a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.  Moreover, the Company’s business is not substantially dependent on the Huahai co-development and license agreement and does not call for payment of a material amount of consideration (unlike the joint participation agreement, which calls for a $28.0 million payment upon exercise of an option).

For the foregoing reasons, the Company does not consider the Huahai co-development and license agreement to be a material agreement, does not believe that disclosure of all the financial terms of such agreement would be meaningful to investors, does not consider itself to be substantially dependent on such agreement, and does not believe such agreement needs be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 87

24.	Please revise your disclose to identify the applicable jurisdictions and the anticipated patent expiration dates for each of your patent applications.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 88 of the Amended DRS accordingly.

25.	We refer to your “Collaboration and License Agreements” on page 82. We note that you are currently licensing rights to the Selexis Technology pursuant to your agreements with Selexis. Please revise your disclosure in this section to describe any material patents and patent applications that you license, including:
•	nature of the patent and the type of patent protection such as composition of matter, use or process; and
•	patent expiration dates or expected expiration dates for patent applications by jurisdiction.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 86-87 of the Amended DRS accordingly.

Compensation Committee Interlocks and Insider Participation, page 99

26.	We refer to your disclosure that none of your executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We refer to each of the biographical disclosures for Dr. Mohan and Mr. Griffith and their respective positions with Sonnet Biotherapuetics, Inc. Please tell us why you believe Dr. Mohan and Mr. Griffith do not meet the disclosure requirements of this section. In the alternative, please revise this section to provide the relevant disclosures for Dr. Mohan and Mr. Griffith.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 101 of the Amended DRS accordingly.

Agreement with Named Executive Officers, page 103

27.	Please revise your disclosure for each of your named executive officers to disclose whether each agreement is for full or part-time services, whether the named executive officer is currently performing their duties on a full or part time basis, term and termination provisions.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 104-105 of the Amended DRS accordingly.

Loans and Guarantees, page 116

28.	Please revise your description of the amounts owed to Dr. Mohan to disclose any interest accruing on such amounts.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 117 of the Amended DRS accordingly.

Other Comments

29.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:  The Company respectfully acknowledges the Staff’s Comment and has submitted all of the Exhibits with the exception of Exhibits 1.1, 3.2, 3.4, 3.5, 5.1, 10.5, 10.13, 10.14, 10.15, 10.16, 10.17, 23.1, 23.2 and 24.1.  The Company undertakes to file all remaining exhibits as soon as practicable.

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2015

30.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:   The Company respectfully acknowledges the Staff’s request and advises the Staff that all graphics, visual and photographic information that will be provided in the printed prospectus are included in the Amended DRS.  Should additional materials be contemplated for inclusion in the printed prospectus, the Company undertakes to provide proofs of all such material to the Staff.

31.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that as of the date hereof, the Company has not made, nor has it authorized anyone to make on its behalf, any written communication to potential investors in reliance on Section 5(d) of the Securities Act. To the extent any such written communications are made, whether or not they retain copies of the communications, the Company undertakes to furnish the Staff with copies thereof.

*           *           *

Please contact me at (212) 479-6721, Daniel Goldberg at (212) 479-6722 or Divakar Gupta at (212) 479-6474 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre

cc:	Pankaj Mohan, Oncobiologics, Inc., via e-mail
Lawrence Kenyon, Oncobiologics, Inc., via e-mail
Edwin O’Connor, Goodwin Procter LLP, via e-mail
Thomas M. Koncsics, KPMG LLP, via e-mail